UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lantern Pharma Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51654W101

(CUSIP Number)

Bios Equity Partners, LP

1751 River Run, Suite 400

Fort Worth, Texas

Tel: (817) 984-9197

With a Copy to:

Andrew Rosell

Winstead PC

300 Throckmorton Street

Suite 1700

Fort Worth, Texas 76102

Tel: (817) 420-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS BIOS FUND I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 564,037 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 564,037 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,037 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of (i) 503,606 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), and (ii) 60,431 Shares issuable upon the exercise of warrants, in each case, directly held by Bios Fund I, LP (“Bios Fund I”) as of the date hereof.

(2)

Based on 6,278,025 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and (ii) 60,431 Shares issuable upon the exercise of warrants held by Bios Fund I.

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS BIOS FUND I QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 329,903 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 329,903 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,903 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of (i) 294,557 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), and (ii) 35,346 Shares issuable upon the exercise of warrants, in each case, directly held by Bios Fund I QP, LP (“Bios Fund I QP”) as of the date hereof.

(2)

Based on 6,252,940 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and (ii) 35,346 Shares issuable upon the exercise of warrants held by Bios Fund I QP.

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS BIOS FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 221,522 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 221,522 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,522 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of (i) 204,723 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), and (ii) 16,799 Shares issuable upon the exercise of warrants, in each case, directly held by Bios Fund II, LP (“Bios Fund II”) as of the date hereof.

(2)

Based on 6,234,393 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and (ii) 16,799 Shares issuable upon the exercise of warrants held by Bios Fund II.

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS BIOS FUND II QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 723,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 723,610 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,610 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of (i) 668,738 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), and (ii) 54,872 Shares issuable upon the exercise of warrants, in each case, directly held by Bios Fund II QP, LP (“Bios Fund II QP”) as of the date hereof.

(2)

Based on 6,272,466 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and (ii) 54,872 Shares issuable upon the exercise of warrants held by Bios Fund II QP.

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS BIOS FUND II NT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 96,868 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 96,868 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,868 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of (i) 89,522 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), and (ii) 7,346 Shares issuable upon the exercise of warrants, in each case, directly held by Bios Fund II NT, LP (“Bios Fund II NT”) as of the date hereof.

(2)

Based on 6,224,940 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and (ii) 7,346 Shares issuable upon the exercise of warrants held by Bios Fund II NT.

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS BP DIRECTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,046 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 33,046 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,046 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of (i) options to purchase 32,538 shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), granted in consideration for John Fucci’s services as a director of the Issuer and issued in the name of BP Directors, LP (“Bios Directors”), all of which are vested as the date hereof (the “Fucci Options”), and (ii) an option to purchase 9,135 Shares, granted in consideration for Leslie Wayne Kreis, Jr.’s services as a director of the Issuer and issued in Mr. Kreis’s name, a portion of which shall vest within 60 days of the date hereof (the “Kreis Option”). Mr. Fucci served on the Issuer’s board as director representative of private funds controlled by Bios Equity Partners, LP and Bios Equity Partners II, LP. Mr. Fucci resigned as a director on November 25, 2019, and was replaced by Mr. Kreis. The Kreis Option was granted in connection with the Issuer’s initial public offering (“IPO”). Subject to certain conditions, the Kreis Option is scheduled to vest ratably on a monthly basis over the 36-month period, with such incremental vesting to take place on the 15th day of each calendar month beginning with the month of July 2020 and continuing through the month of June 2023. Pursuant to an agreement with Bios Directors, Mr. Kreis is obligated to transfer any options or other awards of equity-based compensation granted to him as a director of the Issuer (including the Kreis Option), or the economic benefits thereof, to Bios Directors, which may be deemed to have shared voting and/or dispositive power with respect to securities issued under such options or other awards. The number reported in clause (ii) above represents the number of Shares that are issuable upon the exercise of the Kreis Option within 60 days of the date hereof.

(2)

Based on 6,250,640 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s IPO, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, (ii) 32,538 Shares issuable upon the exercise of the Fucci Options, and (iii) 508 Shares issuable upon the exercise of the Kreis Option.

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 926,986 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 926,986 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 926,986 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of (i) 503,606 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”) directly held by Bios Fund I, LP (“Bios Fund I”); (ii) 60,431 Shares issuable upon the exercise of warrants, directly held by Bios Fund I; (iii) 294,557 outstanding Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”); (iv) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (v) 32,538 Shares issuable upon the exercise of options to purchase Shares directly held by BP Directors, LP (“Bios Directors”), and (vi) 508 Shares issuable upon the exercise of an option to purchase Shares granted to Leslie Wayne Kreis, Jr. and indirectly held by Bios Directors, in each case, as of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP and Bios Directors. In its capacity as the general partner of these entities, Bios Equity I may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares and options to purchase Shares, in each case, directly or indirectly held by these entities.

(2)

Based on 6,346,417 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended; (ii) 60,431 Shares issuable upon the exercise of warrants, directly held by Bios Fund I; (iii) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP, (iv) 32,538 Shares issuable upon the exercise of options directly held by Bios Directors, and (v) 508 Shares issuable upon the exercise of an option granted to Mr. Kreis and indirectly held by Bios Directors.

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,042,000 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,042,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of (i) 204,723 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”) directly held by Bios Fund II, LP (“Bios Fund II”); (ii) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (iii) 668,738 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (iv) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (v) 89,522 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); and (vi) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT, in each case, as of the date hereof. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. In its capacity as the general partner of these entities, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares and warrants to purchase Shares, in each case, directly held by these entities.

(2)

Based on 6,296,611 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended; (ii) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (iii) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (vi) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT.

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS CAVU MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,968,986 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,968,986 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,968,986 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of (i) 503,606 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”) directly held by Bios Fund I, LP (“Bios Fund I”); (ii) 60,431 Shares issuable upon the exercise of warrants, directly held by Bios Fund I; (iii) 294,557 outstanding Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”); (iv) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (v) 204,723 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”); (vi) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (vii) 668,738 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (viii) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (ix) 89,522 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); (x) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT; (xi) 32,538 Shares issuable upon the exercise of options to purchase Shares directly held by BP Directors, LP (“Bios Directors”), and (xii) 508 Shares issuable upon the exercise of an option to purchase Shares granted to Leslie Wayne Kreis, Jr. and indirectly held by Bios Directors, in each case, as of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP and Bios Directors. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I and Bios Equity II. In its capacity as a general partner of Bios Equity I and Bios Equity II, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares and options to purchase Shares, in each case, directly or indirectly held by Bios Fund I, Bios Fund I QP, Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Directors.

(2)

Based on 6,425,434 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended; (ii) 60,431 Shares issuable upon the exercise of warrants directly held by Bios Fund I; (iii) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (iv) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (v) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (vi) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT; (vii) 32,538 Shares issuable upon the exercise of options directly held by Bios Directors and (viii) 508 Shares issuable upon the exercise of an option granted to Mr. Kreis and indirectly held by Bios Directors.

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS BIOS CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,968,986 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,968,986 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,968,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of (i) 503,606 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”) directly held by Bios Fund I, LP (“Bios Fund I”); (ii) 60,431 Shares issuable upon the exercise of warrants, directly held by Bios Fund I; (iii) 294,557 outstanding Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”); (iv) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (v) 204,723 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”); (vi) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (vii) 668,738 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (viii) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (ix) 89,522 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); (x) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT; (xi) 32,538 Shares issuable upon the exercise of options to purchase Shares directly held by BP Directors, LP (“Bios Directors”), and (xii) 508 Shares issuable upon the exercise of an option to purchase Shares granted to Leslie Wayne Kreis, Jr. and indirectly held by Bios Directors, in each case, as of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP and Bios Directors. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I and Bios Equity II. In its capacity as a general partner of Bios Equity I and Bios Equity II, Bios Management may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares and options to purchase Shares, in each case, directly or indirectly held by Bios Fund I, Bios Fund I QP, Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Directors.

(2)

Based on 6,425,434 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended; (ii) 60,431 Shares issuable upon the exercise of warrants directly held by Bios Fund I; (iii) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (iv) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (v) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (vi) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT; (vii) 32,538 Shares issuable upon the exercise of options directly held by Bios Directors and (viii) 508 Shares issuable upon the exercise of an option granted to Mr. Kreis and indirectly held by Bios Directors.

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS CAVU ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,968,986 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,968,986 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,968,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 503,606 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”) directly held by Bios Fund I, LP (“Bios Fund I”); (ii) 60,431 Shares issuable upon the exercise of warrants, directly held by Bios Fund I; (iii) 294,557 outstanding Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”); (iv) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (v) 204,723 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”); (vi) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (vii) 668,738 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (viii) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (ix) 89,522 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); (x) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT; (xi) 32,538 Shares issuable upon the exercise of options to purchase Shares directly held by BP Directors, LP (“Bios Directors”), and (xii) 508 Shares issuable upon the exercise of an option to purchase Shares granted to Leslie Wayne Kreis, Jr. and indirectly held by Bios Directors, in each case, as of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP and Bios Directors. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I and Bios Equity II. Cavu Advisors, LLC (“Cavu Advisors”) is the general partner of Cavu Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares and options to purchase Shares, in each case, directly or indirectly held by Bios Fund I, Bios Fund I QP, Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Directors.

(2)

Based on 6,425,434 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended; (ii) 60,431 Shares issuable upon the exercise of warrants directly held by Bios Fund I; (iii) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (iv) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (v) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (vi) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT; (vii) 32,538 Shares issuable upon the exercise of options directly held by Bios Directors and (viii) 508 Shares issuable upon the exercise of an option granted to Mr. Kreis and indirectly held by Bios Directors.

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS BIOS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,968,986 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,968,986 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,968,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 503,606 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”) directly held by Bios Fund I, LP (“Bios Fund I”); (ii) 60,431 Shares issuable upon the exercise of warrants, directly held by Bios Fund I; (iii) 294,557 outstanding Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”); (iv) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (v) 204,723 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”); (vi) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (vii) 668,738 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (viii) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (ix) 89,522 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); (x) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT; (xi) 32,538 Shares issuable upon the exercise of options to purchase Shares directly held by BP Directors, LP (“Bios Directors”), and (xii) 508 Shares issuable upon the exercise of an option to purchase Shares granted to Leslie Wayne Kreis, Jr. and indirectly held by Bios Directors, in each case, as of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP and Bios Directors. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I and Bios Equity II. Bios Advisors GP, LLC (“Bios Advisors”) is the general partner of Bios Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares and options to purchase Shares, in each case, directly or indirectly held by Bios Fund I, Bios Fund I QP, Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Directors.

(2)

Based on 6,425,434 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended; (ii) 60,431 Shares issuable upon the exercise of warrants directly held by Bios Fund I; (iii) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (iv) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (v) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (vi) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT; (vii) 32,538 Shares issuable upon the exercise of options directly held by Bios Directors and (viii) 508 Shares issuable upon the exercise of an option granted to Mr. Kreis and indirectly held by Bios Directors.

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS LESLIE WAYNE KREIS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,968,986 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,968,986 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,968,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 503,606 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”) directly held by Bios Fund I, LP (“Bios Fund I”); (ii) 60,431 Shares issuable upon the exercise of warrants, directly held by Bios Fund I; (iii) 294,557 outstanding Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”); (iv) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (v) 204,723 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”); (vi) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (vii) 668,738 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (viii) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (ix) 89,522 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); (x) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT; (xi) 32,538 Shares issuable upon the exercise of options to purchase Shares directly held by BP Directors, LP (“Bios Directors”), and (xii) 508 Shares issuable upon the exercise of an option to purchase Shares granted to Leslie Wayne Kreis, Jr. (the “Kreis Option”) in connection with the Issuer’s initial public offering (“IPO”), in each case, as of the date hereof. The Kreis Option is an option to purchase 9,135 Shares and was granted in consideration for Mr. Kreis’ services as a director of the Issuer. Subject to certain conditions, the Kreis Option is scheduled to vest ratably on a monthly basis over the 36-month period, with such incremental vesting to take place on the 15th day of each calendar month beginning with the month of July 2020 and continuing through the month of June 2023. Pursuant to an agreement with Bios Directors, Mr. Kreis is obligated to transfer any options or other awards of equity-based compensation granted to him as a director of the Issuer (including the Kreis Option), or the economic benefits thereof, to Bios Directors, which may be deemed to have shared voting and/or dispositive power with respect to securities issued under such options or other awards. The number reported in clause (xii) above represents the number of Shares that are issuable upon the exercise of the Kreis Option within 60 days of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP and Bios Directors. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I and Bios Equity II. Cavu Advisors, LLC (“Cavu Advisors”), an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares and options to purchase Shares, in each case, directly or indirectly held by Bios Fund I, Bios Fund I QP, Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Directors.

(2)

Based on 6,425,434 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended; (ii) 60,431 Shares issuable upon the exercise of warrants directly held by Bios Fund I; (iii) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (iv) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (v) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (vi) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT; (vii) 32,538 Shares issuable upon the exercise of options directly held by Bios Directors and (viii) 508 Shares issuable upon the exercise of the Kreis Option.

CUSIP No. 51654W101

1	NAME OF REPORTING PERSONS AARON GLENN LOUIS FLETCHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,968,986 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,968,986 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,968,986 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 503,606 outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”) directly held by Bios Fund I, LP (“Bios Fund I”); (ii) 60,431 Shares issuable upon the exercise of warrants, directly held by Bios Fund I; (iii) 294,557 outstanding Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”); (iv) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (v) 204,723 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”); (vi) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (vii) 668,738 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”); (viii) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (ix) 89,522 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”); (x) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT; (xi) 32,538 Shares issuable upon the exercise of options to purchase Shares directly held by BP Directors, LP (“Bios Directors”), and (xii) 508 Shares issuable upon the exercise of an option to purchase Shares granted to Leslie Wayne Kreis, Jr. and indirectly held by Bios Directors, in each case, as of the date hereof. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP and Bios Directors. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I and Bios Equity II. Bios Advisors GP, LLC (“Bios Advisors”), an entity controlled by Aaron Glenn Louis Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Mr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares and options to purchase Shares, in each case, directly or indirectly held by Bios Fund I, Bios Fund I QP, Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Directors.

(2)

Based on 6,425,434 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended; (ii) 60,431 Shares issuable upon the exercise of warrants directly held by Bios Fund I; (iii) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (iv) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (v) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (vi) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT; (vii) 32,538 Shares issuable upon the exercise of options directly held by Bios Directors and (viii) 508 Shares issuable upon the exercise of an option granted to Mr. Kreis and indirectly held by Bios Directors.

Item 1.	SECURITY AND ISSUER

The name of the issuer is Lantern Pharma Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1920 McKinney Avenue, 7th Floor, Dallas, Texas 75201. This Schedule 13D relates to outstanding shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), and Shares issuable upon the exercise of warrants and options, in each case, held by the Reporting Persons (as defined below).

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed jointly by:

(i)	Bios Fund I, LP, a Delaware limited partnership (“Bios Fund I”)

(ii)	Bios Fund I QP, LP, a Delaware limited partnership (“Bios Fund I QP”)

(iii)	Bios Fund II, LP, a Delaware limited partnership (“Bios Fund II”)

(iv)	Bios Fund II QP, LP, a Delaware limited partnership (“Bios Fund II QP”)

(v)	Bios Fund II NT, LP, a Delaware limited partnership (“Bios Fund II NT”)

(vi)	BP Directors, LP, a Delaware limited partnership (“Bios Directors”)

(vii)	Bios Equity Partners, LP, a Texas limited partnership (“Bios Equity I”)

(viii)	Bios Equity Partners II, LP, a Texas limited partnership (“Bios Equity II”)

(ix)	Cavu Management, LP, a Texas limited partnership (“Cavu Management”)

(x)	Bios Capital Management, LP, a Texas limited partnership (“Bios Management”)

(xi)	Cavu Advisors, LLC, a Texas limited liability company (“Cavu Advisors”)

(xii)	Bios Advisors GP, LLC, a Texas limited liability company (“Bios Advisors”)

(xiii)	Leslie Wayne Kreis, Jr., a United States citizen (“Mr. Kreis”)

(xiv)	Aaron Glenn Louis Fletcher, a United States citizen (“Mr. Fletcher”)

The foregoing are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described and defined in Item 6 below. Bios Fund I, Bios Fund I QP, Bios Fund II, Bios Fund II QP , Bios Fund II NT, and Bios Directors are also referred to herein collectively as the “Bios Equity Entities.”

The Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act. Accordingly, such group may be deemed to collectively beneficially own 1,968,986 Shares, representing approximately 30.6% of the Issuer’s outstanding Shares and Shares issuable upon the exercise of warrants and options held by the Reporting Persons (as described in further detail below), in each case, as of the date hereof. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are part of a group within the meaning of Section 13(d) of the Act.

(b)	The principal business address of each Reporting Person is 1751 River Run, Suite 400, Fort Worth, Texas 76107.

(c)

(i)	The principal business of Bios Fund I is to invest in securities.

(ii)	The principal business of Bios Fund I QP is to invest in securities.

(iii)	The principal business of Bios Fund II is to invest in securities.

(iv)	The principal business of Bios Fund II QP is to invest in securities.

(v)	The principal business of Bios Fund II NT is to invest in securities.

(vi)	The principal business of Bios Directors is to invest in securities.

(vii)	The principal business of Bios Equity I is to serve as the sole general partner of Bios Fund I, Bios Fund I QP and Bios Directors.

(viii)	The principal business of Bios Equity II is to serve as the sole general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT.

(ix)	The principal business of Cavu Management is to serve as a general partner of Bios Equity I and Bios Equity II.

(x)	The principal business of Bios Management is to serve as a general partner of Bios Equity I and Bios Equity II.

(xi)	The principal business of Cavu Advisors is to serve as the sole general partner of Cavu Management.

(xii)	The principal business of Bios Advisors is to serve as the sole general partner of Bios Management.

(xiii)

The principal occupation of Mr. Kreis is to serve as the sole manager of Cavu Advisors and as a co-manager of each of Bios Fund I, Bios Fund I QP, Bios Fund II, Bios Fund II QP and Bios Fund II NT. Mr. Kreis also serves as a director of the Issuer.

(xiv)	The principal occupation of Mr. Fletcher is to serve as the sole manager of Bios Advisors and as a co-manager of each of Bios Fund I, Bios Fund I QP, Bios Fund II, Bios Fund II QP and Bios Fund II NT.

(d)

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The information set forth in Item 2(a) of this Schedule 13D is incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired certain ownership interests in the Issuer prior to the Issuer’s initial public offering (“IPO”) in the following transactions:

(i)

On March 16, 2017, Bios Fund I QP acquired 169,286 then-outstanding shares of Series A preferred stock of the Issuer, par value $0.0001 per share (“Preferred Shares”), for an aggregate purchase price of $922,611.43. Bios Fund I QP financed the purchase price with funds from its working capital. On March 17, 2017, in connection with the foregoing transaction and for no additional consideration, Bios Fund I QP acquired a warrant to purchase up to 20,314 Preferred Shares with a per share exercise price of $5.45.

(ii)

On March 17, 2017, Bios Fund I acquired 289,429 then-outstanding Preferred Shares and a warrant to purchase up to 34,731 Preferred Shares with a per share exercise price of $5.45, for an aggregate purchase price of $1,577,388.57. Bios Fund I financed the purchase price with funds from its working capital.

(iii)

On December 17, 2018, Bios Directors was issued options to purchase up to 18,700 Shares at a per share exercise price of $1.79 in consideration for John Fucci’s (“Mr. Fucci”) services as a director of the Issuer (the “Fucci Options”).

(iv)

On December 18, 2018, Bios Fund II entered into a Simple Agreement for Future Equity (“SAFE Agreement”) with the Issuer, whereby Bios Fund II paid $53,148 to the Issuer in exchange for the Issuer’s agreement to, upon the occurrence of a subsequent financing of Preferred Shares, issue to Bios Fund II Preferred Shares and warrants to purchase Preferred Shares. Bios Fund II financed this payment with funds from its working capital. On March 7, 2019, in connection with a subsequent financing of Preferred Shares by the Issuer, and pursuant to the terms of such SAFE Agreement, Bios Fund II was issued, for no additional consideration, 12,190 then-outstanding Preferred Shares and a warrant to purchase up to 1,463 Preferred Shares at a per share exercise price of $5.45.

(v)

On December 18, 2018, Bios Fund II QP entered into a SAFE Agreement with the Issuer, whereby Bios Fund II QP paid $173,611.00 to the Issuer in exchange for the Issuer’s agreement to, upon the occurrence of a subsequent financing of Preferred Shares, issue to Bios Fund II QP Preferred Shares and warrants to purchase Preferred Shares. Bios Fund II QP financed this payment with funds from its working capital. On March 7, 2019, in connection with a subsequent financing of Preferred Shares by the Issuer, and pursuant to the terms of such SAFE Agreement, Bios Fund II QP was issued, for no additional consideration, 39,819 then-outstanding Preferred Shares and a warrant to purchase up to 4,778 Preferred Shares at a per share exercise price of $5.45.

(vi)

On December 18, 2018, Bios Fund II NT entered into a SAFE Agreement with the Issuer, whereby Bios Fund II NT paid $23,241.00 to the Issuer in exchange for the Issuer’s agreement to, upon the occurrence of a subsequent financing of Preferred Shares, issue to Bios Fund II NT Preferred Shares and warrants to purchase Preferred Shares. Bios Fund II NT financed this payment with funds from its working capital. On March 7, 2019, in connection with a subsequent financing of Preferred Shares by the Issuer, and pursuant to the terms of such SAFE Agreement, Bios Fund II NT was issued, for no additional consideration, 5,331 then-outstanding Preferred Shares and a warrant to purchase 640 Preferred Shares at a per share exercise price of $5.45.

(vii)

On March 7, 2019, Bios Fund II acquired 68,264 then-outstanding Preferred Shares and a warrant to purchase up to 8,192 Preferred Shares at a per share exercise price of $5.45, for an aggregate purchase price of $372,038.80. Bios Fund II financed the purchase price with funds from its working capital.

(viii)

On March 7, 2019, Bios Fund II QP acquired 222,987 then-outstanding Preferred Shares and a warrant to purchase up to 26,758 Preferred Shares at a per share exercise price of $5.45, for an aggregate purchase price of $1,215,279.15. Bios Fund II QP financed the purchase price with funds from its working capital.

(ix)

On March 7, 2019, Bios Fund II NT acquired 29,850 then-outstanding Preferred Shares and a warrant to purchase up to 3,582 Preferred Shares at a per share exercise price of $5.45, for an aggregate purchase price of $162,682.50. Bios Fund II NT financed the purchase price with funds from its working capital.

(x)	On July 12, 2019, Bios Fund II acquired 31,889 Shares for an aggregate purchase price of $63,778.00. Bios Fund II financed the purchase price with funds from its working capital.

(xi)	On July 12, 2019, Bios Fund II QP acquired 104,166 Shares for an aggregate purchase price of $208,332.00. Bios Fund II QP financed the purchase price with funds from its working capital.

(xii)	On July 12, 2019, Bios Fund II NT acquired 13,945 Shares for an aggregate purchase price of $27,890.00. Bios Fund II NT financed the purchase price with funds from its working capital.

(xiii)	On September 5, 2019, Bios Fund II acquired 5,315 Shares for an aggregate purchase price of $13,287.50. Bios Fund II financed the purchase price with funds from its working capital.

(xiv)	On September 5, 2019, Bios Fund II QP acquired 17,361 Shares for an aggregate purchase price of $43,402.50. Bios Fund II QP financed the purchase price with funds from its working capital.

(xv)	On September 5, 2019, Bios Fund II NT acquired 2,324 Shares for an aggregate purchase price of $5,810.00. Bios Fund II NT financed the purchase price with funds from its working capital.

In connection with the Issuer’s IPO, effective immediately prior to the closing thereof, the Issuer effected a 1.74-for-1 stock split of its outstanding Shares (“Stock Split”), including the Shares directly held by the Reporting Persons as listed in the foregoing paragraphs. As a result of the Stock Split, the Fucci Options directly held by Bios Directors represent options to purchase up to 32,538 Shares at a per share exercise price of $1.03. Immediately prior to the closing of the Issuer’s IPO, the Issuer’s Preferred Shares (which had no expiration date), including those directly held by the Reporting Persons as listed in the foregoing paragraphs were, for no additional consideration, automatically converted into Shares on approximately a 1.74-for-1 basis. Additionally, upon the closing of the Issuer’s IPO, the warrants to purchase Preferred Shares directly held by the Reporting Persons as listed in the foregoing paragraphs were, for no additional consideration, amended to represent a right to purchase Shares on approximately a 1.74-for-1 basis at a per share exercise price of $3.13. Upon the closing of the Issuer’s IPO, Mr. Kreis was granted an option to purchase 9,135 Shares at an exercise price equal to $15.00 per share (the “Kreis Option”). The Kreis Option was granted in consideration for Mr. Kreis’ services as a director of the Issuer. Subject to certain conditions, the Kreis Option is scheduled to vest ratably on a monthly basis over the 36-month period, with such incremental vesting to take place on the 15th day of each calendar month beginning with the month of July 2020 and continuing through the month of June 2023. As of the date hereof, the amount of Shares, warrants to purchase Shares and options to purchase Shares held by the Reporting Persons following the Stock Split, the conversion of Preferred Shares and the amendment of warrants is as listed in Item 5 below.

Item 4.	PURPOSE OF TRANSACTION

The securities covered by this Schedule 13D were acquired for investment purposes.

Mr. Kreis has served on the board of directors of the Issuer since November 2019. As a director of the Issuer, Mr. Kreis may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of the investment described in this Schedule 13D and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the Issuer, other holders of securities of the Issuer or other third parties regarding such matters. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Shares or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)     The aggregate number and percentage of Shares beneficially owned by the Reporting Persons are as follows:

Bios Fund I, LP

Amount beneficially owned:	564,037 (1)
Percent of class:	9.0% (2)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	564,037 (1)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	564,037 (1)

Bios Fund I QP, LP

Amount beneficially owned:	329,903 (3)
Percent of class:	5.3% (4)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	329,903 (3)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	329,903 (3)

Bios Fund II, LP

Amount beneficially owned:	221,522 (5)
Percent of class:	3.6% (6)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	221,522 (5)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	221,522 (5)

Bios Fund II QP, LP

Amount beneficially owned:	723,610 (7)
Percent of class:	11.5% (8)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	723,610 (7)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	723,610 (7)

Bios Fund II NT, LP

Amount beneficially owned:	96,868 (9)
Percent of class:	1.6% (10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	96,868 (9)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	96,868 (9)

BP Directors, LP

Amount beneficially owned:	33,046 (11)
Percent of class:	0.5% (12)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	33,046 (11)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	33,046 (11)

Bios Equity Partners, LP

Amount beneficially owned:	926,986 (13)
Percent of class:	14.6% (14)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	926,986 (13)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	926,986 (13)

Bios Equity Partners II, LP

Amount beneficially owned:	1,042,000 (15)
Percent of class:	16.5% (16)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,042,000 (15)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,042,000 (15)

Cavu Management, LP

Amount beneficially owned:	1,968,986 (17)
Percent of class:	30.6% (18)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,968,986 (17)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,968,986 (17)

Bios Capital Management, LP

Amount beneficially owned:	1,968,986 (19)
Percent of class:	30.6% (18)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,968,986 (19)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,968,986 (19)

Cavu Advisors, LLC

Amount beneficially owned:	1,968,986 (20)
Percent of class:	30.6% (18)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,968,986 (20)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,968,986 (20)

Bios Advisors GP, LLC

Amount beneficially owned:	1,968,986 (21)
Percent of class:	30.6% (18)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,968,986 (21)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,968,986 (21)

Leslie Wayne Kreis, Jr.

Amount beneficially owned:	1,968,986 (22)
Percent of class:	30.6% (18)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,968,986 (22)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,968,986 (22)

Aaron Glenn Louis Fletcher

Amount beneficially owned:	1,968,986 (23)
Percent of class:	30.6% (18)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,968,986 (23)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,968,986 (23)

(1)	Bios Fund I is a direct beneficial owner of (i) 503,606 outstanding Shares and (ii) warrants to purchase up to 60,431 Shares at a per share exercise price of $3.13.
(2)

Based on 6,278,025 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s IPO, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 12, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (“Issuer’s Prospectus”), and (ii) 60,431 Shares issuable upon the exercise of warrants held by Bios Fund I.

(3)	Bios Fund I QP is a direct beneficial owner of (i) 294,557 outstanding Shares and (ii) warrants to purchase up to 33,346 Shares at a per share exercise price of $3.13.
(4)

Based on 6,252,940 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s IPO, as reported in the Issuer’s Prospectus, and (ii) 35,346 Shares issuable upon the exercise of warrants held by Bios Fund I QP.

(5)	Bios Fund II is a direct beneficial owner of (i) 204,723 outstanding Shares and (ii) warrants to purchase up to 16,799 Shares at a per share exercise price of $3.13.
(6)

Based on 6,234,393 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s IPO, as reported in the Issuer’s Prospectus, and (ii) 16,799 Shares issuable upon the exercise of warrants held by Bios Fund II.

(7)	Bios Fund II QP is a direct beneficial owner of (i) 668,738 outstanding Shares and (ii) warrants to purchase up to 54,872 Shares at a per share exercise price of $3.13.
(8)

Based on 6,272,466 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s IPO, as reported in the Issuer’s Prospectus, and (ii) 54,872 Shares issuable upon the exercise of warrants held by Bios Fund II QP.

(9)	Bios Fund II NT is a direct beneficial owner of (i) 89,522 outstanding Shares and (ii) warrants to purchase up to 7,346 Shares at a per share exercise price of $3.13.
(10)

Based on 6,224,940 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s IPO, as reported in the Issuer’s Prospectus, and (ii) 7,346 Shares issuable upon the exercise of warrants held by Bios Fund II NT.

(11)

Bios Directors is a direct beneficial owner of the Fucci Options, which represent options to purchase 32,538 Shares at a per share exercise price of $1.03, all of which are vested. Bios Directors is an indirect beneficial owner of the Kreis Option, which represents an option to purchase 9,135 Shares at a per share exercise price of $15.00. Subject to certain conditions, the Kreis Option is scheduled to vest ratably on a monthly basis over the 36-month period, with such incremental vesting to take place on the 15th day of each calendar month beginning with the month of July 2020 and continuing through the month of June 2023. Pursuant to an agreement with Bios Directors, Mr. Kreis is obligated to transfer any options or other awards of equity-based compensation granted to him as a director of the Issuer, including the Kreis Option, or the economic benefits thereof, to Bios Directors, which may be deemed to have shared voting and/or dispositive power with respect to securities issued under such options or other awards. The number reported here includes the number of Shares that are issuable upon the exercise of the Kreis Option within 60 days of June 15, 2020, upon the closing of the Issuer’s IPO.

(12)

Based on 6,250,640 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s IPO, as reported in the Issuer’s Prospectus, (ii) 32,538 Shares issuable upon the exercise of the Fucci Options, and (iii) 508 Shares issuable upon the exercise of the Kreis Option.

(13)

As the general partner of Bios Fund I, Bios Fund I QP and Bios Directors, Bios Equity may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares, and options to purchase Shares, in each case, directly or indirectly held by Bios Fund I, Bios Fund I QP and Bios Directors.

(14)

Based on 6,346,417 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s IPO, as reported in the Issuer’s Prospectus; (ii) 60,431 Shares issuable upon the exercise of warrants, directly held by Bios Fund I; (iii) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (iv) 332,538 Shares issuable upon the exercise of the Fucci Options directly held by Bios Directors; and (v) 508 Shares issuable upon the exercise of the Kreis Option indirectly held by Bios Directors.

(15)

As the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares and warrants to purchase Shares, in each case, directly held by Bios Fund II, Bios Fund II QP and Bios Fund II NT.

(16)

Based on 6,296,611 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s IPO, as reported in the Issuer’s Prospectus; (ii) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (iii) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (vi) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT.

(17)

Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and Bios Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. As a general partner of Bios Equity I and Bios Equity II, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares, and options to purchase Shares, in each case, directly or indirectly held by the Bios Equity Entities.

(18)

Based on 6,425,434 Shares, which consists of (i) 6,217,594 Shares outstanding as of June 15, 2020, upon the closing of the Issuer’s IPO, as reported in the Issuer’s Prospectus; (ii) 60,431 Shares issuable upon the exercise of warrants directly held by Bios Fund I; (iii) 35,346 Shares issuable upon the exercise of warrants directly held by Bios Fund I QP; (iv) 16,799 Shares issuable upon the exercise of warrants directly held by Bios Fund II; (v) 54,872 Shares issuable upon the exercise of warrants directly held by Bios Fund II QP; (vi) 7,346 Shares issuable upon the exercise of warrants directly held by Bios Fund II NT; (vii) 32,538 Shares issuable upon the exercise of Fucci Options directly held by Bios Directors; and (viii) 508 Shares issuable upon the exercise of the Kreis Option indirectly held by Bios Directors..

(19)

Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and Bios Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. As a general partner of Bios Equity I and Bios Equity II, Bios Management may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares, and options to purchase Shares, in each case, directly or indirectly held by the Bios Equity Entities.

(20)

Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and Bios Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Cavu Management is a general partner of Bios Equity I and Bios Equity II. In its capacity as the general partner of Cavu Management, Cavu Advisors may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares, and options to purchase Shares, in each case, directly or indirectly held by the Bios Entities.

(21)

Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and Bios Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Bios Management is a general partner of Bios Equity I and Bios Equity II. In its capacity as the general partner of Bios Management, Bios Advisors may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares, and options to purchase Shares, in each case, directly or indirectly held by the Bios Entities.

(22)

In connection with the Issuer’s IPO and as compensation for Mr. Kreis’ services as a director of the Issuer, Mr. Kreis was granted the Kreis Option, representing an option to purchase 9,135 Shares at an exercise price equal to $15.00 per share. Subject to certain conditions, the Kreis Option is scheduled to vest ratably on a monthly basis over the 36-month period, with such incremental vesting to take place on the 15th day of each calendar month beginning with the month of July 2020 and continuing through the month of June 2023. Pursuant to an agreement with Bios Directors, Mr. Kreis is obligated to transfer any options or other awards of equity-based compensation granted to him as a director of the Issuer, including the Kreis Option, or the economic benefits thereof, to Bios Directors, which may be deemed to have shared voting and/or dispositive power with respect to securities issued under such options or other awards. The number reported here includes the number of Shares that are issuable upon the exercise of the Kreis Option within 60 days of the date hereof. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and Bios Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Cavu Management is a general partner of Bios Equity I and Bios Equity II. Cavu Advisors is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares, and options to purchase Shares, in each case, directly or indirectly held by the Bios Entities.

(23)

Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP and Bios Directors. Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. Bios Management is a general partner of Bios Equity I and Bios Equity II. Bios Advisors is the general partner of Bios Management. In his capacity as the manager of Bios Advisors, Mr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to Shares, warrants to purchase Shares, and options to purchase Shares, in each case, directly or indirectly held by the Bios Entities.

(c)

Except as otherwise disclosed in Item 3 above, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this statement up through the date hereof.

(d)

Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Fucci Options held by Bios Directors were issued substantially in the form of the Issuer’s 2018 Stock Option Award Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference. The description of the Fucci Options in paragraph (iii) of Item 3 of this Schedule 13D does not purport to be complete and is qualified in its entirety by the contents of the Issuer’s 2018 Stock Option Award Agreement.

The warrants issued to Bios Fund I and Bios Fund I QP, as listed in paragraphs (i)-(ii) of Item 3 of this Schedule 13D, were issued in the form of the Issuer’s 2017 Form Preferred Stock Warrant (“2017 Form Warrant”), a copy of which is attached hereto as Exhibit C and is incorporated herein by reference. The warrants issued to Bios Fund II, Bios Fund II QP and Bios Fund II NT, as listed in paragraphs (iv)-(ix) of Item 3 of this Schedule 13D, were issued in the form of the Issuer’s 2019 Form Preferred Stock Warrant (“2019 Form Warrant”), a copy of which is attached hereto as Exhibit D and is incorporated herein by reference. As described in Item 3 of this Schedule 13D, upon the closing of the Issuer’s IPO, these warrants were amended to represent a right to purchase Shares on approximately a 1.74-for-1 basis at a per share exercise price of $3.13, in the form of the Issuer’s Form Amendment to Series A preferred Stock Warrant (“Form Warrant Amendment”), a copy of which is attached hereto as Exhibit E and is incorporated herein by reference. The foregoing description and the referenced descriptions in Item 3 of this Schedule 13D do not purport to be complete and are qualified in their entirety by the contents of the 2017 Form Warrant, 2019 Form Warrant and the Form Warrant Amendment.

The Bios Equity Entities and Mr. Kreis have each entered into a lock-up agreement (the “Lock-Up Agreement”) with the underwriters of the Issuer’s initial public offering, agreeing, subject to certain customary exceptions, not to dispose of or hedge any Shares or warrants for the purchase of Shares during the period from the date of such agreements and ending six months after the date of the Underwriting Agreement relating to the Issuer’s IPO, except with the prior written consent of ThinkEquity, a Division of Fordham Financial Management, Inc. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the contents of the form Lock-Up Agreement, a copy of which is attached hereto as Exhibit F and is incorporated herein by reference.

Pursuant to an amended and restated investor rights agreement with the Issuer (as amended, the “Investor Rights Agreement”), the Bios Equity Entities are entitled to certain rights with respect to the registration of the offer and sale of Shares they hold. The registration rights include the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing, subject, in each case, to certain exceptions. If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act. The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the contents of the Investor Rights Agreement, a copy of which is attached hereto as Exhibit G and is incorporated herein by reference.

As a director of the Issuer, Mr. Kreis participates in the equity incentive plans the Issuer may have from time to time, including the Issuer’s Amended and Restated 2018 Equity Incentive Plan, as amended, a copy of which is attached hereto as Exhibit H and is incorporated herein by reference. The Kreis Option was issued to Mr. Kreis in the form of the Issuer’s 2020 Stock Option Award Agreement, a copy of which is attached hereto as Exhibit I and is incorporated herein by reference. The description of the Kreis Option in Item 3 of this Schedule 13D does not purport to be complete and is qualified in its entirety by the contents of the the Issuer’s 2020 Stock Option Agreement. Pursuant to an agreement with Bios Directors, Mr. Kreis is obligated to transfer any options or other awards of equity-based compensation granted to him as a director of the Issuer, including the Kreis Option, or the economic benefits thereof, to Bios Directors. The foregoing description of the agreement between Bios Directors and Mr. Kreis does not purport to be complete and is qualified in its entirety by the contents of such agreement, the form of which is attached hereto as Exhibit J and is incorporated by reference herein.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the best of the Reporting Persons’ knowledge, between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement

Exhibit B:	Issuer’s 2018 Stock Option Award Agreement

Exhibit C:	Issuer’s 2017 Form of Preferred Stock Warrant (incorporated herein by reference to Exhibit 4.1(ii) to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on April 16, 2020)

Exhibit D:	Issuer’s 2019 Form of Preferred Stock Warrant (incorporated herein by reference to Exhibit 4.1(iii) to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on April 16, 2020)

Exhibit E	Issuer’s Form of Amendment to Series A Preferred Stock Warrant (incorporated herein by reference to Exhibit 4.1(iv) to the Issuer’s Amendment No. 2 to Form S-1, filed with the Securities and Exchange Commission on May 19, 2020)

Exhibit F:	Issuer’s Form Lock-Up Agreement (incorporated herein by reference to Exhibit 10.15 to the Issuer’s Amendment No. 2 to Form S-1, filed with the Securities and Exchange Commission on May 19, 2020)

Exhibit G:	Amended and Restated Investors’ Rights Agreement (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on April 16, 2020)

Exhibit H:	Issuer’s Amended and Restated 2018 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on April 16, 2020)

Exhibit I:	Issuer’s 2020 Stock Option Award Agreement

Exhibit J:	Letter Agreement by and between Mr. Kries and Bios Directors

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2020

BIOS FUND I, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS FUND I QP, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND II, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND II QP, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND II NT, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BP DIRECTORS, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS II, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

CAVU MANAGEMENT, LP

By:	Cavu Advisors, LLC,
its general partner

	By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

BIOS CAPITAL MANAGEMENT, LP

By:	Bios Advisors GP, LLC
its general partner

	By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

CAVU ADVISORS, LLC

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

BIOS ADVISORS GP, LLC

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

/s/ Leslie Wayne Kreis, Jr.
LESLIE WAYNE KREIS, JR., in his individual capacity

/s/ Aaron Glenn Louis Fletcher
AARON GLENN LOUIS FLETCHER, in his individual capacity